UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 4)*

                         PANACO, INC.
                       (Name of Issuer)

                 Common Stock, $.01 par value
                (Title of Class of Securities)

                          698106 10 1
                        (CUSIP Number)

                      Marc Weitzen, Esq.
         Gordon Altman Butowsky Weitzen Shalov & Wein
               114 West 47th Street, 20th Floor
                   New York, New York  10036
                        (212) 626-0800

 (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                         July 10, 1997
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                          SCHEDULE 13D



Item 1.  Security and Issuer

          The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on July 24, 1995, by High River Limited Partnership, a Delaware Limited Partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale Corp.") and Carl C. Icahn ("Icahn"), a citizen of the United States of America, amended by Amendment No. 1 which, among other things, deleted Riverdale Corp. as a Registrant, and added Riverdale LLC, a New York limited liability company ("Riverdale") as a Registrant, Amendment No. 2, filed with the SEC on June 19, 1997, and Amendment No. 3, filed with the Commission on July 1, 1997, is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the original 13D and the Amendments thereto which have been previously filed with the Securities and Exchange Commission.

Item 4.   Purpose of Transaction

          Item 4 is amended to add the following:

          On July 10, 1997, Icahn & Co., Inc.("Icahn & Co."), a Delaware corporation of which Carl C. Icahn ("Icahn") is the owner and sole stockholder, provided Issuer with notice intended to comply with the Issuer's Certificate of Incorporation ("Notice"), in order to submit business at the 1997 annual meeting of stockholders of Issuer ("Annual Meeting"). Icahn & Co.'s Notice informed Issuer that the reason for conducting such business at the Annual Meeting is to nominate for election to the board of directors of the Issuer ("Board"), a slate of nominees ("Nominees") whose intention is to maximize stockholder value through various means, which might include, but will not be limited to, the possible consideration by the Nominees, if elected to the Board, of the Issuer's engaging in a business combination ("Business Combination") with National Energy Group, Inc. ("NEG"), in the event that such Business Combination is proposed by NEG on terms which are fair to the stockholders of the Issuer.

          In the Notice, Icahn and Co. informed Issuer that its decision to nominate two Nominees for election to the Board at the Issuer's Annual Meeting, is based on Icahn & Co.'s understanding that, at the time of the Annual Meeting, the terms of office of both of the Class I directors will expire, thereby creating two vacant seats on the Board. In addition to the two Nominees, Icahn & Co. designated one alternate nominee ("Alternate"), to stand for election at the Annual Meeting in the event that a Nominee, for any reason, would be unable or unwilling to stand for election at the Annual Meeting.

          In the Notice, Icahn & Co. reserved the right to increase the number of Nominees for election to the Board of the Issuer in the event that the Issuer increases the size of the Board prior to the Annual Meeting, for any reason, or in the event that additional Board seats become vacant prior to the Annual Meeting. Icahn & Co. reserved such right in order to ensure that the number of Nominees proposed to be nominated at the Annual Meeting by Icahn & Co., would, in no event, be less than the number of nominee which management of Issuer proposes to nominate at the Annual Meeting. In the Notice, Icahn & Co. also reserved the right from time to time, when appropriate, to add to or otherwise change any of the information provided in the Notice.
A copy of the Notice is attached hereto as Exhibit 1, and incorporated herein by reference in its entirety.

Item 7.   Material to Be Filed as Exhibits

          Exhibit 1      Notice to Submit Business at Annual
                         Meeting of Issuer, dated July 10, 1997

                           SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 1997




RIVERDALE LLC

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member



HIGH RIVER LIMITED PARTNERSHIP

By:  RIVERDALE LLC
Its: General Partner

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member




/s/ Carl C. Icahn
Carl C. Icahn







[Signature Page of Schedule 13D Amendment No. 4 with respect to
                         Panaco Inc.]